

16013548

aub

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SEC Mail Processing Section
FEB 29 2016
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Northeastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Passaic Avenue
(No. and Street)

Fairfield	**New Jersey**	**07004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandralin Kiss **(800)362-9876**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith + Brown
(Name -- *if individual, state last, first, middle name*)

465 South Street, Suite 200	**Morristown, NJ**		**07960**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Sandralin Kiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Northeastern Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AUDREY MUSELLA
NOTARY PUBLIC OF NEW JERSEY
ID # 50002971
My Commission Expires 9/10/2019



Signature

Executive Vice President, COO
Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Operations.
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report Regarding Rule 15c3-3 exemption
- [ ] (p) Rule 15c3-3 Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Northeastern Securities, Inc.

Statement of Financial Condition
and Notes to the Financial Statements
with Report of Independent Registered
Public Accounting Firm

December 31, 2015

Financial Northeastern Securities, Inc.

Table of Contents
December 31, 2014

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3 -10

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Financial Northeastern Securities, Inc.

We have audited the accompanying statement of financial condition of Financial Northeastern Securities, Inc. as of December 31, 2015. This financial statement is the responsibility of Financial Northeastern Securities, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Financial Northeastern Securities, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 26, 2016

WithumSmith+Brown, PC 465 South Street, Suite 200, Morristown, New Jersey 07960-6497 T (973) 898 9494 F (973) 898 0686 withum.com

Financial Northeastern Securities, Inc.
Statement of Financial Condition
December 31, 2015

ASSETS

Cash in Banks	$	1,245,915
Receivable from Broker - Clearance Accounts		9,900,457
Accounts receivable		1,252,255
Due from Affiliate		63,465
Investments, at Fair Value		4,401,741
Property and equipment, net		72,233
Other assets		120,208
	$	17,056,274

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	336,236
Investments Sold, not yet Puchased		22,241
Total liabilities	$	358,477
Stockholders' equity		
Common stock (no par value, 2500 shares authorized, 20 shares issued outstanding)	$	1,000
Additional Paid-in-capital		3,077,130
Retained earnings		13,619,667
Total stockholders' equity	$	16,697,797
	$	17,056,274

See Accompanying Notes to Financial Statements.

1. Nature of Business

Financial Northeastern Securities, Inc. (the "Company") is a full-service broker-dealer that serves institutional investors, credit unions, and individual investors located throughout the United States. The Company is registered under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist primarily of engaging in principal transactions and underwriting certificates of deposit.

2. Summary of Significant Accounting Policies

Basic of Accounting

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America, which requires the use of the accrual method of accounting. Under this accounting method, revenues are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates are based on several factors including the facts and circumstances available at the time the estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessment of the probable future outcome. Some of the more difficult, subjective and significant estimates include determinations of the useful lives of assets, allowance for doubtful accounts and present value assumptions. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the statement of income in the period that they are determined. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the date of the financial statements issuance.

Cash and Cash Equivalents

For purposes of the statement of financial condition and statement of cash flows, the Company considers all highly liquid investments, consisting mostly of certificates of deposit, which are readily convertible into known amounts of cash and have a maturity of three months or less when acquired to be cash equivalents.

Concentration of Credit Risk

The Company places its cash and cash equivalents with four financial institutions that have offices located in New Jersey and New York. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. The Company's cash and cash equivalents are placed with high credit quality financial institutions. At times, such balances may exceed federally insured limits of $250,000 per financial institution. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on cash and cash equivalents.

Customer Receivables

Accounts receivable from customers are recorded at the present value of estimated cash flows on the date the receivables were established. The Company receives collections on its customer receivables based on the length of the certificates of deposit. The present value discounts on the customer receivables are computed using assumptions made by management of the Company regarding the market and ultimate collectability of the receivables. Uncollectible accounts receivable are charged to operations during the period they are determined to be uncollectible. The Company wrote-off $0 during 2015. It is management's policy to review the outstanding accounts receivable from its customers and write-off any uncollectible accounts as they arise, which is not materially different from an allowance method. At December 31, 2015, there was no allowance for doubtful accounts.

Customer receivables consist of the following:

Receivables due in less than one year	$ 624,009
Receivables due in more than one year	650,981
Less discounts to present value (ranging from 1% to 2%)	(22,735)
Total	$ 1,252,255

Investments

The Company's investments are comprised of certificates of deposit and marketable securities.

Investments in certificates of deposit and marketable securities are bought and held principally for the purpose of selling them in the near term and are classified as trading securities. Trading securities are measured at fair value in the accompanying statement of financial condition.

The Company uses the specific identification method in determining realized gains and losses reflected in revenues under selling groups and other in the statement of income. The unrealized gains and losses are also reflected in revenues under selling groups and other in the statement of income.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Expenditures for maintenance, repairs and betterments which do not materially prolong the normal useful life of an asset are charged to operations as incurred. Purchases of property and equipment and additions and betterments which substantially extend the useful life of the asset are capitalized at cost. Upon sale or other disposition of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in the statement of income. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principle Method
Furniture and fixtures	7 years	Straight-line
Office equipment	3 -10 years	Straight-line

Due from Clearing Broker

The Company clears all securities transactions through an unaffiliated clearing broker on a fully disclosed basis. The amount due from the clearing broker relates to these transactions.

Revenue Recognition from Securities Transactions

The Company's revenue is derived from several classes of services summarized as follows:

Underwriting of Certificates of Deposit Revenue

Underwriting revenues are derived from underwriting services provided on the purchase of certificates of deposit and are recorded in accordance with the terms of the respective underwriting agreements.

Principal Transactions Revenue

Principal transactions revenue is derived from the mark up or mark down on securities purchased and re-sold by the Company. Principal transactions and the related revenue are recorded on a settlement-date basis, which is not materially different from trade-date basis.

Spread Sales on Certificates of Deposit Revenue

Spread Sales on certificates of deposit is derived from the interest rate of a particular certificate of deposit sold to a customer. The customer receives a portion of the interest income based upon the net rate while the remaining portion is paid to the Company. Revenue is recognized on a settlement-date basis, which is not materially different from trade-date basis.

Commission Revenue

Commission revenues are derived from investment transactions where the Company acts as agent and are recognized on a settlement-date basis, which is not materially different from trade-date basis.

Selling Groups Revenue Participation

Revenue derived from participation in a selling group of corporate note programs and various other corporate underwritings is recognized in accordance with the terms of the respective note programs.

Income Taxes

As an "S" corporation, the Company is not subject to federal, New Jersey and Florida corporate income taxes. The individual shareholders are responsible for the payment of income taxes on the Company's earnings. Accordingly, there is no provision for federal, New Jersey, and Florida income tax in the accompanying financial statements, however, the Company is subject to income taxes in Ohio and the City of Dublin, Ohio.

The Company has evaluated its tax positions and has concluded that there are no unrecognized tax benefits at December 31, 2015. There are no tax related penalties and interest reflected in these financial statements.

The Company's federal income tax returns are no longer subject to examination by the federal taxing authority for the years before 2012.

The Company's New Jersey, Ohio and Florida income tax returns are no longer subject to examination by those taxing authorities for the years before 2009 or 2010, depending on the state requirements.

Distributions and Dividends Payable

The Company reimburses its stockholders for the individual income tax liability that will be incurred by the stockholders as a result of the "S" corporation earnings. As of December 31, 2015, dividends payable was $0. During 2015, the Company distributed $766,400 to its stockholders toward the individual tax liabilities and other cash distributions.

Commissions Expense

Commissions are paid to various brokers based upon a percentage of sales on the settlement date and are paid at the end of the month following the settlement date.

3. Property and Equipment

Property and equipment consists of the following:

Furniture and fixtures	$ 18,452
Office equipment	357,236
Total	375,688
Less accumulated depreciation and amortization	303,455
Net	$ 72,233

Depreciation expense for 2015 was $ 55,618.

4. Investments

The Company measures its investments on a recurring basis at fair value.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets, and other observable inputs.

Level 3 – Fair value would be based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows, and other similar techniques.

As of December 31, 2015, investments include various certificates of deposit and corporate obligations maturing at dates through 2033 at interest rates ranging from 0% to 7%. These items were measured using the following inputs at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets				
Certificates of Deposit	$ 4,374,998	$	$	$ 4,374,998
Corporate Obligations and Mortgage-Backed Securities	4,502			4,502
Total	$ 4,379,500	$ -	$ -	$ 4,379,500

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies as of December 31, 2015.

Certificates of Deposit: Valued based upon quoted prices from an exchange and liquidation value of direct CD.

Corporate Obligations: Valued at the closing price reported on the active market on which the individual security is traded.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $15,096,581, which was $14,996,581 in excess of its required net capital of $100,000. The Company's net capital ratio was .0234 to 1.

6. Off-Balance Sheet Risk

The security transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that the clearing broker-dealer executes customer transactions properly.

7. Related Party Transactions

Pursuant to an administrative annual cost sharing agreement, renewable on a year-to-year basis, the Company shares the cost of overhead expenses with an affiliated company through common ownership, Financial Northeastern Corporation (the "Affiliate"), based on relative sales levels. The shared overhead expenses pertain to rent, employee compensation and benefits, professional fees, utilities, travel and other miscellaneous expenses. As of December 31, 2015, the affiliate owed the Company $63,465 toward 2015 shared costs. The Company incurred shared costs of $2,756,593 for 2015 from the Affiliate representing 97.55% of the total expenses to be allocated.

8. Commitments and Contingencies

Operating Lease

The Affiliate of the Company has entered into various operating leases for office space located in Florida, New Jersey and Ohio through 2016, 2017 and 2018, respectively. The Affiliate has options to renew its office leases. Minimum annual lease payments subsequent to December 31, 2015 are as follows:

Years ending December 31:

2016	$	327,198
2017		307,786
2018		8,522
Total	$	643,506

Rent expense charged to the Company under operating leases was $381,247 during 2015. As described in Note 7, an agreement is in place whereby the Affiliate shares the cost relative to the office space leases with the Company.

9. Pension Plans

Defined Contribution Pension Plan

The Company is a participating employer of a 401K plan that allows for pre-tax employee contributions and a discretionary employer match in addition to a discretionary employer profit sharing contribution. Eligible employees to benefit from employer contributions must meet certain age and service requirements. Full vesting is reached in year three after 33% vesting each in years one and two. Total expense for the defined contribution pension plan for 2015 was $244,666.

Supplemental Executive Retirement Plan

The Affiliate established a non-qualified deferred compensation program and a Supplemental Executive Retirement Plan (SERP) in 2004, both of which were amended and restated effective January 1, 2007. Effective January 1, 2010, the affiliate has suspended contributions to the SERP Plan. Current year expenses for this plan are allocated to the Company in accordance with the Cost Sharing Agreement.

withum

AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REGARDING THE RULE 15c3-3 EXEMPTION REPORT

To the Stockholders of
Financial Northeastern Securities, Inc.

We have reviewed management's statements included in the accompanying Rule 15c3-3 Exemption Report, in which Financial Northeastern Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii), (the "exemption provisions") and the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. Financial Northeastern Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Northeastern Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 26, 2016